SMIC Earns “2010 Excellent Supplier Award” from GalaxyCore

Shanghai  [2011-05-24]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI, HKSE: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced that it has earned the “2010 Excellent Supplier Award” from its customer GalaxyCore Inc.

GalaxyCore is a leading Chinese CMOS Image Sensor (CIS) design company whose shipments last year made up more than half of the entire China market. GalaxyCore owns innovative CIS core technologies which enable its products to be relatively small in size while maintaining outstanding image performance that rivals CCD image quality at a low cost and with low power consumption. SMIC has earned the GalaxyCore Excellent Supplier Award for two consecutive years since the award was established in 2009. The award recognizes SMIC’s outstanding performance in the areas of service, strategic support and technology development.

“SMIC is our most trusted foundry partner. Our partnership with SMIC further strengthens and guarantees the quality of our products,” said Stanly Zhao, Chief Executive Officer of GalaxyCore. “GalaxyCore has always insisted on being customer-oriented and our explosive growth over just a few years has made GalaxyCore a globally-recognized brand. We look forward to forging a closer relationship with SMIC on our future high-end products.”

“GalaxyCore holds the largest CIS VGA market share in China, so earning this Excellent Supplier Award for two consecutive years is a great honor for SMIC,” said SMIC President and CEO David N.K. Wang. “We will continue to improve our service and speed up the R&D on TSV / CU BEOL technology to assist GalaxyCore in the high-end product segment and pursue our mutual vision of products ‘Designed in China, Made in China.’”

About GalaxyCore Inc.

GalaxyCore Inc. was founded by a group of Silicon Valley technical experts in September 2003. GalaxyCore focuses on CMOS image sensor design and development and sales of its CIS products. GalaxyCore’s main product applications are camera phones, digital cameras, webcams, surveillance camera systems, and toy products. The company has received numerous U.S. and Chinese patents for its innovative CIS designs.

For more information, please visit GalaxyCore’s website at www.gcoreinc.com.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

Chinese Contact:
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

English Contact:
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com